

Aberdeen

June 4, 2015

**VIA EDGAR**

Attention: Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

**RE: Aberdeen Global Income Fund, Inc. (the "Fund") (File Number 811-06342)**

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended ("1940 Act"), enclosed for filing on behalf of the Fund please find: (i) a copy of the Fund's Financial Institutions Bond, Policy Number B080120417P15 (the "Bond"); and (ii) a copy of the resolutions approved by the Board of Directors of the Fund at a Board meeting on March 11, 2015, which authorize the purchase of the Bond in a form and in an amount which is consistent with Rule 17g-1(d) under the 1940 Act.

Premiums have been paid for the period from May 14, 2015 to May 14, 2016. The bond is written for a $1,250,000 limit of liability.

Sincerely,

__/s/Alan Goodson________________
Alan Goodson, Vice President
Aberdeen Global Income Fund, Inc.

Enclosures

1735 Market Street, 32nd Floor
Philadelphia, PA 19103

## Resolution for Approval of Fidelity Bond

After discussion, upon motion duly made and seconded, the following resolution was unanimously adopted at the March 11, 2015 Board meeting:

RESOLVED, that the Board of Directors of the Fund, including all the Directors who are not "interested persons" of the Fund (as that term is defined by Rule 2(a)(19) under the 1940 Act), hereby determines that a fidelity bond issued by Axis Specialty Europe Limited, for a one year period covering officers and employees of the Fund in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the 1940 Act, in the amount of $1,250,000, is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Fund to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Fund's portfolio; and it is further

RESOLVED, that each of the officers of the Fund is hereby designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 promulgated under the 1940 Act

# SECTION 2

# FINANCIAL INSTITUTIONS BOND

## DECLARATIONS

**Policy No.**     B080120417P15

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|---|---|---|
| Item 1. | **Policyholder:** | **ABERDEEN GLOBAL INCOME FUND INC.** |

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| | | |
|---|---|---|
| Item 2. | **Principal Address:** | 1735 Market Street, 32nd Floor, Philadelphia PA, 19103, USA |

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| | | |
|---|---|---|
| Item 3. | **Limit of Liability:** | USD1,250,000 aggregate cost and expenses inclusive. |

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| | | |
|---|---|---|
| Item 4. | **Single Loss Limit:** | USD1,250,000 aggregate cost and expenses inclusive, reducing to: |

    (i)    USD100,000 aggregate under Insuring Agreement (H) (Depositor Damages);

    (ii)    USD100,000 aggregate under Insuring Agreement (I) (Uncollectable Items of Deposit); and

    (iii)    USD100,000 aggregate under Insuring Agreement (J) (Audit Expense); and

    (iv)    USD100,000 aggregate under Insuring Agreement (K) (Unauthorized Signatures); and

    (v)    sub-clause (e) of definition E) (Computer or Telephonic Fraud) USD100,000 aggregate.

**Single Loss Deductible:**     USD0, increasing to:

    (i)    USD5,000 each and every **Loss** under Insuring Agreement (H) (Depositor Damages);

|  |  | (ii) | USD5,000 each and every **Loss** under Insuring Agreement (I) (Uncollectable Items of Deposit); and |
|  |  | (iii) | USD5,000 each and every **Loss** under Insuring Agreement (J) (Audit Expense); and |
|  |  | (iv) | USD5,000 each and every **Loss** under Insuring Agreement (K) (Unauthorized Signatures). |

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Item 5.     **Premium:**                                    Included in the premium set forth in the Declarations for Section 1

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Item 6.     **Bond Period:**

From:   14th May, 2015   at 12:01 a.m. (local time at the address stated in Item 1.)
To:     14th May, 2016   at 12:01 a.m. (local time at the address stated in Item 1.)

_____
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Item 7.     **Amount of Fund Assets:**          USD 104,000,000.

The Underwriters hereby undertake and agree, in consideration of the payment, or promise to pay, to the premium specified in the Declarations to indemnify the **Insured** for **Loss Discovered** during the **Bond Period**, up to an amount not exceeding the **Limit of Liability**, to the extent and in the manner provided in this bond.

**Section 1.1 Insuring Agreements.**

(A)     **Fidelity.**

**Loss** resulting directly from dishonest or fraudulent acts committed by an **Employee** acting alone or in collusion with others.

However, with regards to **Loans** and **Trading**, such dishonest or fraudulent acts must be committed by the **Employee** with the intent to obtain financial benefit for:

(1)     the **Employee**; or

(2)     any person or organisation in collusion with such **Employee**; or

(3)     any other person or organisation (who were not a counterparty) intended by such **Employee** to make an improper financial benefit.

As used in this Insuring Agreement, "financial benefit" does not include any employee benefits earned in the normal course of employment including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions other than bonuses,

commissions or profit sharing paid to an **Employee** for a specific transaction with which such **Employee** was involved and in respect of which that **Employee** had committed a dishonest or fraudulent act covered under this bond.

(B) **On Premises.**

(1) Loss of **Property** resulting directly from:

(i) robbery, burglary, misplacement, mysterious unexplainable disappearance; and damage thereto or destruction thereof; or

(ii) theft, false pretences, common-law or statutory larceny,

while the property is lodged or deposited within offices or premises located anywhere.

(2) Loss of or damage to:

(i) furnishings, fixtures, supplies or equipment within an office of the **Insured** covered under this bond resulting directly from larceny or theft in or by burglary or robbery of such office, or attempt thereat, or by vandalism or malicious mischief; or

(ii) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

provided that:

(a) the **Insured** is the owner of such furnishings fixtures, supplies, equipment, or office or is liable for such loss or damage; and

(b) the loss is not caused by fire.

(C) **In Transit.**

Loss of **Property** resulting directly from robbery, common-law or statutory larceny, theft misplacement, mysterious unexplainable disappearance, being lost or made away with and damage thereto or destruction thereof, while the **Property** in transit anywhere in the custody of:

(1) a natural person acting as a messenger of the **Insured** (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger); or

(2) a **Transportation Company** and being transported in an armoured motor vehicle; or

(3) a **Transportation Company** and being transported in a conveyance other than an armoured motor vehicle, provided that covered **Property** transported in such manner is limited to the following:

(i) records, whether recorded in writing or electronically; and

(ii)     **Certificated Securities** issued in registered from and not endorsed, or with restrictive endorsements; and

(iii)    **Negotiable Instruments** not payable to bearer or not endorsed or with restrictive endorsements.

**Special Condition**

Coverage under this Insuring Agreement begins immediately upon the receipt of such **Property** by the natural person or **Transportation Company** and ends immediately upon delivery to the designated recipient or its agent.

(D)    **Forgery or Alteration.**

**Loss** resulting directly from:

(1)    **Forgery** or alteration of, on or in any **Negotiable Instrument** (except an **Evidence of Debt**), **Acceptance**, **Withdrawal Order**, receipt for the withdrawal of **Property**, **Certificate of Deposit** or **Letter of Credit**.

(2)    transferring, paying, redeeming or delivering funds or **Property** or establishing any credit or giving any value on the faith of any written or printed instructions, advices or requests directed to the **Insured**, which instructions, advices or requests purport to have been signed or endorsed by any customer or the **Insured** or by any financial institution but which instructions or advices either bear a signature which is a **Forgery** or have been altered without the knowledge and consent of such customer or financial institution;

(3)    any **Financial Organisation** transferring, paying, redeeming or delivering funds or **Property** or establishing any credit or giving any value on the faith of any written or printed instructions, advices or requests which instructions, advices or requests purport to have been signed by or on behalf of the **Insured** but which instructions, advices or requests either bear a signature which is a **Forgery** or have been fraudulently altered.

**Special Condition**

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

(E)    **Securities.**

**Loss** resulting directly from the **Insured**, or any **Financial Organisation** acting on behalf of the **Insured**, having in good faith for its own account or for the account of others:

(1)    acquired, sold or delivered, or given value, extended credit or assumed liability on the faith of any original:

(i)     **Certificated Security**;

(ii)    deed, mortgage or other instrument conveying title to or creating or discharging a lien upon real property;

(iii)   **Evidence of Debt**;

(iv)    **Instruction**; or

(v)    **Statement of Uncertificated Security**,

which

(a)    bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a forgery; or

(b)    is altered; or

(c)    is lost or stolen:

(2)    guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, **Guarantee** or any items listed in (i) through (v) above:

(3)    acquired, sold or delivered, or given value, extended credit or assumed liability on the faith of any item listed in (i) through (v) above which is counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

(F)    **Counterfeit Currency.**

**Loss** resulting directly from the receipt by the **Insured**, in good faith, of any **Counterfeit Money** of any country.

(G)    **Computer or Telephonic Fraud and Malicious Code**

**Loss** resulting from:

(a)    **Computer or Telephonic Fraud**; and/or

(b)    the modification or deletion of any **Electronic Data** or **Computer Program** due to any **Malicious Code**.

**Special Condition**

It is agreed that:

(i)    those **Electronic Communications** which are transmitted through touch tone telephone communication systems or by telex, TWX or telefacsimile; and

(ii)    all **Telephonic Communications**,

must be **Tested**.

(H)    **Depositor Damages**

**Loss** resulting from any and all sums which the **Insured** shall become obligated to pay by reason of liability imposed upon the **Insured** by law for damages:

(i)     for having either complied with or failed to comply with any written notice of any depositor of the **Insured** or any authorized Representative of such depositor to stop payment of any cheque or draft made or drawn by such depositor or any authorized representative of such depositor; or

(ii)    for having refused to pay any cheque or draft made or drawn by any depositor of the **Insured** or any authorized representative of such depositor.

(I)     **Uncollectable Items of Deposit**

**Loss** resulting from:

(i)     payments of dividends or fund shares, or withdrawals permitted form any, customer's, shareholder's or subscriber's account based upon uncollectible items of deposit of a customer, shareholder or subscriber credited by the **Insured** or the **Insured's** agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

(ii)    any item of deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the **Insured**.

**Loss** includes dividends and interest accrued not to exceed fifteen per cent (15%) of the uncollectible items which are deposited.

This insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are **Insured** by a National Union Fire Insurance Company of Pittsburgh, PA for uncollectible items of deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any **Insured** Fund(s).

(J)     **Audit Expense.**

**Loss** resulting from expense incurred by the **Insured** for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants or other persons by reason of the discovery of **Loss** sustained by the **Insured** through dishonest or fraudulent acts of any of the **Employees**.

(K)     **Unauthorized Signatures.**

**Loss** resulting directly from the **Insured** having accepted, paid or cashed any check or withdrawal order made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on file with the **Insured** as a signatory on such account.

**Special Condition**

The **Insured** shall have on file signature of all persons who are signatories on such account.

(L)     **Larceny and Embezzlement.**

**Loss** and costs directly arising from larceny and embezzlement, covering each officer and employee of the **Insured**, who may singly, or jointly with others, have access to securities or funds of the **Insured**, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities.

(M) **Fraudulent Retention of Funds or Property**

**Loss** resulting directly from the **Fraudulent Retention** by a third party recipient of any funds or **Property**, as a direct result of:

(a)     the misdirection or erroneous transfer of such funds or **Property** by the **Insured** or by a **Financial Organisation** acting upon instructions from the **Insured**, to a third party recipient account other than that actually intended; or

(b)     the transfer of such funds or **Property** by the **Insured** or by a **Financial Organisation** acting upon instructions from the **Insured**, to a third party recipient account in an amount greater than that actually intended.

**Special Condition**

The **Insured** shall make reasonable efforts to secure the recovery of such funds or **Property**.

**Sub-Limit of Liability**

The Underwriter's maximum aggregate limit of liability under this Insuring Agreement shall be sub-limited to USD 1,000,000, such amount being a part of and not in addition to the **Limit of Liability**.

(N) **Extortion**

**Loss** resulting directly from the loss of **Property** surrendered away from an office of the **Insured** or the transfer of funds as a result of a threat communicated to the **Insured**:

(a)     to do bodily harm to a director, officer, trustee or **Employee** of the **Insured**, or a relative or an invitee of such director, officer, trustee, **Employee**, who is, or allegedly is, being held captive or under threat;

(b)     to damage the premises, property (including **Property**) or other assets of the **Insured** or for which the **Insured** are legally liable;

(c)     to delete or modify the **Insured's Computer Programs** or the **Insured's Electronic Data**;

(d)     to sell or disclose confidential information to another person or party by reason of having gained unauthorised access to the **Insured's Computer System**;

(e)     to cause the **Insured** to transfer, pay or deliver any funds or property (including **Property**) by means of a **Computer System** used or operated by the **Insured**,

provided, however, that prior to the surrender of such **Property** or transfer of funds:

(i)     the person receiving the threat has made a reasonable effort to report the extortionist's threat to a director of the **Insured**;

(ii)     a reasonable effort has been made to report the extortionist's threat to local law enforcement authorities; and

(iii)    in relation to sub-clause (c), (d) or (e) above, the aforementioned director is satisfied that the person making the threat is both capable of carrying it out and reasonably likely to do so and that the threatened action is technologically feasible.

## Section 1.2 General Agreements

A)    **Nominees.**

**Loss** sustained by any nominee organised by the **Insured** for the purpose of handling certain of its business transactions and composed exclusively of its **Employees** shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such **Loss**, be deemed to be **Loss** sustained by the **Insured**.

B)    **Additional Exposures.**

(1)    Additional Offices

Except as provided in sub-clause (2) below, this bond shall apply to any additional office(s) established by the **Insured** during the **Bond Period** and to all **Employees** during the **Bond Period**, without the need to give notice thereof or pay additional premiums to the **Insurer** for the **Bond Period**.

(2)    Merger or Consolidation

If during the **Bond Period**, an **Insured** shall merge or consolidate with an institution in which such **Insured** is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquires or creates a separate investment portfolio, and shall within sixty (60) days notify the **Insurer** thereof, then this bond shall automatically apply to the **Property** and **Employees** resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the **Insurer** may make such coverage contingent upon the payment of an additional premium.

(3)    Acquisition or Creation of Funds

(i)     If during the **Bond Period**, an **Insured** creates or acquires a fund, other than by reason of the events described in sub-clause (2) above; and if the total consolidated assets of such fund are less than or equal to the amount set forth in Item 7 of the Declarations then, subject to all the other provisions of this bond, coverage shall automatically apply to any **Loss** sustained by that fund.

(ii)    If during the **Bond Period**, an **Insured** creates or acquires a fund, other than by reason of the events described in sub-clause (2) above; and if the total consolidated assets of such fund are greater than the amount set forth in Item 7 of the Declarations, no coverage shall apply to any **Loss** sustained by that fund unless the **Insured** provides the **Insurer** with full particulars of such acquisition or creation, agrees to any additional premium and/or amendment of the provisions of this bond the **Insurer** requires and pays any premium required.

(iii)    There shall be no coverage for:

(a)    any **Loss** sustained by any such fund resulting from an act committed or an event occurring prior to the consummation of a transaction described in (i) or (ii) above; or

(b)    any **Loss** sustained by any such fund resulting from an act whenever committed or an event whenever occurring, which together with an act committed or an event occurring prior to the consummation of such transaction, would constitute a **Single Loss** (as defined under Section 4 C of this bond).

In no event shall any transaction among **Insureds** constitute an acquisition or creation of funds.

(4)    <u>Fund Name Changes</u>

If during the **Bond Period**, a fund changes its legal name in accordance with the organizational documents of such fund and, if applicable, in accordance with state law, and such name change does not occur in connection with a transaction described in sub-clauses (2) or (3) above, then such fund shall automatically qualify as an insured fund under its new name, in addition to its prior name.

C)    **Representation of Insured.**

The **Insured** represents that the information furnished in the application for this bond is complete, true and correct, to the best of the knowledge of the person who completed such application.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, which was deliberately made with the intent to deceive, shall be grounds for the rescission of this bond.

D)    **Joint Insured.**

If two or more **Insureds** are covered under this bond, the **Policyholder** shall act for all **Insureds**.  Payment by the Underwriter to the **Policyholder** of **Loss** sustained by any **Insured** shall fully release the Underwriter on account of such **Loss**.  If the **Policyholder** ceases to be covered under this bond, the **Insured** next named shall thereafter be considered as the **Policyholder**. The liability of the Underwriter for **Loss** which the Underwriter would have been liable had all such **Loss** or **Losses** been sustained by one **Insured** will not exceed the **Limit of Liability**.

E)    **Legal Proceedings Against the Insured.**

The **Insurer** will indemnify the **Insured** against court costs and reasonable attorneys' fees incurred and paid by the **Insured** in defense of any **Legal Proceeding**.

The **Insureds**, and not the **Insurer**, have the duty to defend any **Legal Proceeding**. The **Insurer** shall be entitled to effectively associate with the **Insured** in the defense and the negotiation of any settlement of such **Legal Proceeding** if it that appears reasonable likely that such **Legal Proceeding** will involve the **Insurer** making payment under this bond. The **Insured** shall provide all reasonable information and assistance required by the **Insurer**.

## Section 1.3 Definitions

**As used in this bond:**

A)  **Acceptance** means a draft, which the drawee has, by signature written thereon, engaged to honour as presented.

B)  **Account Code** means a confidential and protected string of characters that identifies or authenticates a person and permits said person to gain access to a **Telephone System** for the purpose of making long distance toll calls or utilising voice mail box messaging capabilities or other similar functional features of a **Telephone System**.

C)  **Bond Period** means the period of time from the inception date shown in Item 6 of the Declarations to the earlier of the expiration date shown in Item 6 of the Declarations or the effective date of cancellation of this bond.

D)  **Certificate of Deposit** means an acknowledgment in writing by a **Financial Organisation** of receipt of **Money** with an engagement to repay it.

E)  **Certificated Security** means a share, participation or other interest in property or an enterprise of the issuer or an obligation of the issuer, which is:

   i)  represented by an instrument issued in bearer or registered form;

   ii)  of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

   iii)  either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

F)  **Computer or Telephonic Fraud** means:

   i)  the **Impairment** of:

      (a)  any **Electronic Data** (including but not limited to any **Electronic Data** contained in any **Electronic Communication**); and/or

      (b)  any **Computer Programs**; and/or

      (c)  any **Uncertificated Security**; and/or

      (d)  any **Electronic Communications** on which the **Insured**, or any **Financial Organisation** or **Service Bureau** acting on behalf of the **Insured**, have acted or relied; and/or

   ii)  the **Insured**, or any **Financial Organisation** or **Service Bureau** acting on behalf of the **Insured**, having acted or relied upon any **Electronic Communications** or **Telephonic Communications**, purporting to have been, but were not, sent or made by:

    (a)      any office or department of the **Insured**; and/or

    (b)      another **Financial Organisation**; and/or

    (c)      a customer or client of the **Insured** or an authorized representative of a customer or client of the **Insured** when acting in that capacity; and/or

    (d)      a **Service Bureau**;

iii)    a **Financial Organisation**, a customer or client of the **Insured**, an authorized representative of a customer or client of the **Insured** when acting in that capacity or a **Service Bureau** having acted or relied upon any **Electronic Communications** or **Telephonic Communications**, purporting to have been, but were not, sent or made by:

    (a)      the **Insured**; or

    (b)      another **Financial Organisation** or **Service Bureau** acting on behalf of the **Insured**; and/or

iv)    the unauthorised use of an **Account Code** or **System Password** contained in a **Telephone System** owned or leased by the **Insured**, with the intention of directing telephone toll charges onto the **Insured**.

G)    **Computer Programs** means a collection of instructions that describes a task, or set of tasks, to be carried out by a **Computer System**, including but not limited to application software, operating systems, firmware and compilers.

H)    **Computer System** means a computer and all input, output, processing, storage (including but not limited to off-line media libraries), intranets and communication facilities including related communication or open systems networks and extranets which are connected directly or indirectly to such a device.

I)    **Counterfeit** means an imitation of an actual valid original, which is intended to deceive and to be taken as the original.

J)    **Custodian** means:

i)    any party with which the **Insured** has a written or electronic agreement for the provision of purchasing services, safekeeping, registration and entitlement records for the **Insured**;

ii)    any regulated central securities depository.

**Custodian** shall also include a sub-custodian, being any regulated person or organisation which:

    (a)    is involved in the provision of custodial services; and

    (b)    has a written or electronic agreement with the custodian detailed sub-clause i) or ii) above for the provision of such services.

K) **Deductible** means the amount stated in Item 4 of the Declarations.

L) **Discovered** or **Discovery** means when any **Responsible Officer** first becomes aware of, or has any knowledge of, any act, omission or event which could reasonably be foreseen to give rise to a **Loss** covered by this bond, even though the exact amount or details of such **Loss**, act, omission or event are not known at the time of such discovery.

Discovery also occurs when any **Responsible Officer** first receives notice of an actual or potential claim in which it is alleged that the **Insured** is liable to a third party under circumstances which, if true would constitute a loss under this bond.

M) **Electronic Communications** means instructions, messages, information or payments that have been, or appear to have been:

    i)      transmitted electronically:

        (1)      through an **Electronic Communication System**; or

        (2)      over the Internet; or

    ii)      communicated through the delivery of **Recording Media**.

N) **Electronic Communication System** means systems which permit the electronic transmission of instructions, messages, information or payments, including but not limited to:

    i)      touch tone telephone communication systems;

    ii)      telex, TWX or telefacsimile; and

    iii)      **Computer Systems** which operate automated teller machines or point of sale terminals.

O) **Electronic Data** means facts or information converted to a form usable in a **Computer System** or an **Electronic Communications System** and which is stored on or capable of being stored on **Recording Media**.

P) **Employee** means:

    (1)      any of the **Insureds** officers or employees while performing services for the **Insureds** offices; and

    (2)      any of the officers or employees of any predecessor of the **Insured** whose principal assets are acquired by the **Insured** by consolidation or merger with, or purchase of assets or capital stock of, such predecessor; and

    (3)      attorneys retained by the **Insured** to perform legal services for the **Insured** and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the **Insured**; and

    (4)      guest students pursuing their studies or duties in any of the **Insureds** offices; and

(5)     directors or trustees of the **Insured** but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the property of the **Insured**; and

(6)     any individual or individuals assigned to perform the usual duties of an employee within the premises for the **Insured**, by any agency furnishing temporary personnel on a contingent or part-time basis; and

(7)     each natural person, partnership or corporation authorized by written or electronic agreement with the **Insured** to perform services as electronic data processor of checks or other accounting records of the **Insured**; and

(8)     any employee or any partner of any named **Insured**; and

(9)     any consultant whilst performing services or duties on behalf of the **Insured**.

Q)     **Evidence of Debt** means an instrument, including a **Negotiable Instrument**, executed by a customer of the **Insured** and held by the **Insured** which in the regular course of business is treated as evidencing the customer's debt to the **Insured**.

R)     **Financial Organisation** means:

i)     any bank, credit institution, financial institution, undertaking for collective investment in securities, investment firm, stockbroker, asset management company, building society, friendly society, or similar organisation;

ii)     a regulated investment exchange or automated clearing house;

iii)     any **Custodian**.

S)     **Forgery** means the signing of the name of another person or organization with intent to deceive; it does not mean a signature, which consists in whole, or in part of one's own name signed with or without authority, in any capacity, for any purpose.

T)     **Fraudulent Retention** means:

i)     the wrongful retention of funds or **Property** by a third party recipient without contractual or other legal right to such retention;

ii)     the inability to recover any funds or **Property** erroneously transferred into the account of a third party recipient, despite all reasonable efforts to secure such recovery, solely because:

(a)     the third party recipient is unknown; or

(b)     such funds or **Property** have been misappropriated.

U)     **Guarantee** means a written undertaking obligating the signer to pay the debt of another to the **Insured** or its assignee or to a financial institution from which the **Insured** has purchased participation in the debt if the debt is not paid in accordance with its terms.

V)     **Impairment** means fraudulent, dishonest, malicious or criminal:

i) preparation; and/or

ii) input; and/or

iii) modification; and/or

iv) deletion,

whether actual or attempted. by or at the behest of any person or persons.

W) **Instruction** means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the **Uncertificated Security** specified be registered.

X) **Insured** means:

(i) the **Policyholder**; and

(ii) any other entity designated as an "Additional Named Insured" under this bond.

Y) **Insurer** means AXIS Specialty Europe SE.

z) **Legal Proceeding** means any legal proceeding brought to determine the **Insured's** liability for any **Loss**, claim or damage which, if established, would constitute a collectible **Loss** under this bond.

AA) **Lending** or **Loan** means any of the following:

(i) all extensions of credit by the **Insured** and all transactions creating a creditor or lessor relationship in favour of the **Insured**, including but not limited to transactions by which the **Insured** assumes an existing creditor or lessor relationship and includes any such extensions of credit, whether authorised or unauthorised; and/or

(ii) any note, account, agreement or other **Evidence of Debt** assigned or sold to, or discounted or otherwise acquired by the **Insured**, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts or invoices.

BB) **Letter of Credit** means an engagement in writing by a **Financial Organisation** or other person made at the request of a customer that the **Financial Organisation** or other person will honour drafts or other demands for payment upon compliance with the conditions specified in the **Letter of Credit**.

CC) **Limit of Liability** means the amount stated in Item 3 of the Declarations.

DD) **Loss** means:

(i)     direct financial loss sustained by the **Insured** and as set out in the Bond; and/or

(ii)    **Verification and Reconstitution Expenses**.

EE)     **Malicious Code** means any unauthorised, corrupting or harmful software code, including but not limited to computer viruses, Trojan horses, keystroke loggers, spyware, adware, worms and logic bombs.

FF)     **Money** means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

GG)     **Negotiable Instrument** means any writing:

i)      signed by the maker or drawer; and

ii)     containing any unconditional promise or order to pay a sum certain in **Money** and no other promise, order, obligation or power given by the maker or drawer; and

iii)    is payable on demand or at a definite time; and

iv)     is payable to order or bearer.

HH)     **Policyholder** means organisation specified in Item 1 of the Declarations.

II)     **Property** means **Money**, **Certificated Securities**, **Uncertificated Securities**, **Negotiable Instruments**, **Certificates of Deposit**, documents of title, **Acceptances**, **Evidences of Debt**, security agreements, **Withdrawal Orders**, certificates of origin or title, **Letters of Credit**, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewellery, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

**Property** shall include **Recording Media**.

JJ)     **Recording Media** means the physical components or materials on which **Electronic Data** or **Computer Programs** can be recorded.

KK)     **Responsible Officer** means the **Policyholder's** Chief Compliance Officer (or designated alternate).

LL)     **Restricted Notification** means when the **Insured** is prevented from disclosing the existence of any **Loss** to the **Insurer** after it has been **Discovered** due to any legal or regulatory prohibition, following any investigation or enquiry commenced by or on behalf of any regulatory, police or prosecuting authority anywhere in the world.

MM) **Service Bureau** means a natural person, partnership or corporation authorised by written or electronic agreement with the **Insured** to perform data processing services using **Computer Systems**.

NN) **Statement of Uncertificated Security** means a written statement of the issuer of an **Uncertificated Security** containing:

    i)      a description of the issue of which the **Uncertificated Security** is a part;

    ii)     the number of shares or units: transferred to the registered owner; pledged by the registered owner to the registered pledgee; released from pledge by the registered pledgee; registered in the name of the registered owner on the date of the statements; or subject to pledge on the date of the statement;

    iii)    the name and address of the registered owner and registered pledge;

    iv)    a notation of any liens and restrictions of the issuer and any adverse claims to which the **Uncertificated Security** is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

    v)     the date the transfer of the shares or units to the new registered owner of the shares or units was registered, the pledge of the registered pledgee was registered or of the statement, if it is a periodic or annual statement.

OO) **System Password** means a confidential and protected string of characters that identifies or authenticates a person and permits said person to gain access to the **Telephone System** or any portion thereof in order to perform security functions, system administration or maintenance functions.

PP) **Telephonic Communications** means instructions, messages, information or payments made over the telephone or by Voice over Internet Protocol (VoIP), or other forms of IP or broadband telephony.

QQ) **Telephone System** means a private branch exchange, a third party hosted telephony service, voice mail processor, automated call-back attendant or a **Computer System** with a similar capacity.

RR) **Tested** means a method of authenticating the contents of a communication by utilising:

    i)      a valid test key, including but not limited to a digital signature, public key cryptography, asymmetric cryptography or other similar technologies or encryption methods, for the purpose of protecting the integrity of that communication; or

    ii)     a Personal Identification Number (PIN); or

    iii)    a "call back" procedure to an authorised person, other than the individual initiating the communication.

SS) **Transportation Company** means any organization, which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

TT) **Uncertificated Security** means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

i) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;÷

ii) of a type commonly dealt in on securities exchanges or markets; and

iii) each one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

UU) **Verification and Reconstitution Expenses** means expenses incurred or fees paid by the **Insured**, with the prior written approval by the **Insurer** (such approval not to be unreasonably delayed or withheld), for the verification or reconstitution or removal of:

i) **Computer Programs** or **Electronic Data** which have been the subject of **Impairment**; or

ii) **Malicious Code**.

VV) **Withdrawal Order** means a non-negotiable instrument, other than an **Instruction**, signed by a customer of the **Insured** authorizing the **Insured** to debit the customer's account in the amount of funds stated therein.

## Conditions and Limitations

## Section 2. Exclusions. This bond does not cover:

A) **Loss** resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreement (A), (D), (E) or (G);

B) **Loss** due to riot or civil commotion outside the United States of America and Canada; or **Loss** due to military, naval or usurped power, war or insurrection unless such **Loss** occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the **Insured** in initiating such transit;

C) **Loss** resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to **Loss** resulting from industrial uses of nuclear energy;

D) **Loss** resulting directly or indirectly from any director or trustee of the **Insured** (other than one employed as a salaried, pensioned or elected official or an **Employee** of the **Insured**), except:

(i) when performing acts coming within the scope of the usual duties of an **Employee**, or

(ii) while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the **Insured** to perform specific, as distinguished from general, directorial acts on behalf of the **Insured**;

E) **Loss** resulting directly or indirectly from the complete or partial non-payment of, or default upon, any loan or transaction involving the **Insured** as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or **Evidences of Debt**, whether such loan,

transaction or extension was procured in good faith or through trick, artifice, fraud or false pretences; except when covered under Insuring Agreements (A), (D), (E) or (G);

F) loss resulting from any violation by the **Insured** or by any **Employee**:

1) of any law regulating:

(i) the issuance, purchase or sale of securities;

(ii) securities transactions upon security exchanges or over the counter market;

(iii) investment companies; or

2) of any rule or regulation made pursuant to any such law, unless it is established by the **Insured** that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the **Insured** in a similar amount in the absence of such laws, rules or regulations,

unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement (A), (D) or (E);

G) **Loss** resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the **Insured**, funds or **Property** of the **Insured** held by it in any capacity, except when covered under Insuring Agreements (A), (B)(1)(a) or (G);

H) **Loss** caused by an **Employee**, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to the **Property**;

I) **Loss** resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of **Money**, securities or precious metals, directly from a customer's account by an **Employee** provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A) or unless covered by Insuring Agreement (G).

J) damages resulting from any civil, criminal or other legal proceeding in which the **Insured** is alleged to have engaged in racketeering activity except when the **Insured** establishes that the act or acts giving rise to such damages were committed by an **Employee** under circumstances which result directly in a loss to the **Insured** covered by Insuring Agreement (A). For the purposes of this exclusion "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended.

K) **Loss** resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards:

1) in obtaining credit or funds; or

2) in gaining access to automated mechanical devices which, on behalf of the **Insured**, disburse **Money**, accept deposits, cash checks, drafts or similar written instruments or make credit card loans; or

3)      in gaining access to point of sale terminals; customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the **Insured** or by anyone other than the **Insured**, except when covered under Insuring Agreement (A) or (G);

L)      **Loss** involving automated mechanical devices, which, on behalf of the **Insured**, disburse **Money**, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A) or (G);

M)      **Loss** through the surrender of property away from an office of the **Insured** as a result of a threat:

1)      to do bodily harm to any person, except loss of property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the **Insured** of any such threat; or

2)      to do damage in the premises of property of the **Insured**,

except when covered under Insuring Agreement (A), (G) or (N);

N)      **Loss** resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the **Insured** at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A) or (G);

O)      **Loss** involving items of deposit, which are not finally paid for any reason, including but not limited to **Forgery** or any other fraud, except when covered under Insuring Agreement (A) or (G);

P)      **Loss** resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E), (F) or (G);

Q)      Loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining **Property** if such property is specifically covered by other insurance of any kind and in any amount obtained by the **Insured**;

R)      Loss of property while:

1)      in the mail; or

2)      in the custody of any **Transportation Company**, unless covered under Insuring Agreement (C);

S)      Loss of potential income, including but not limited to interest and dividends, not received by the **Insured** because of a loss covered under this bond, except when covered under Insuring Agreement (I);

T)      damages of any type for which the **Insured** is legally liable, except compensatory damages, but not multiples thereof, arising directly from a **Loss** covered under this bond;

U)      all fees, costs and expenses incurred by the **Insured**:

1) in establishing the existence of or amount of **Loss** covered under this bond, except to the extent covered under the Insuring Agreement (J) (Audit Expense); or

2) as a party to any legal proceeding whether or not such legal proceeding exposes the **Insured** to **Loss** covered by this bond, except to the extent covered under General Agreement E) (Legal Proceedings Against the Insured);

V) indirect or consequential loss of any nature;

W) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

X) loss due to liability imposed upon the **Insured** as a result of the unlawful disclosure of non-public material information by the **Insured** or any **Employee**, or as a result of any **Employee** acting upon such information, whether authorized or unauthorized.

Insuring Clause (G) of this bond does not cover any **Loss**:

Y) caused by an identifiable **Employee** or a person or persons in collusion with any **Employee**.

Prior knowledge by any **Employee** that a fraudulent or malicious act by ant other person or persons, has been or will be perpetrated, shall for the intent and purpose of this bond be deemed to be collusion if such **Employee** wilfully or deliberately withholds knowledge from the **Insured** of any such act. Such withholding of knowledge from the **Insured** because of a threat to do bodily harm to any person or damage to the **Insured's** premises or property shall not be deemed to be or to constitute collusion.

Z) resulting from the accessing of any confidential information.

This exclusion shall not apply to the extent that such confidential information is used to support or facilitate the commission of an act covered under this bond.

AA) resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, **Recording Media** failure or breakdown or any malfunction or error in programming or errors or omissions in processing.
This exclusion shall not apply to the extent that the occurrence of any of the events listed in the above enables the commission of an act covered under this bond.

BB) by reason of the input of **Electronic Data** by a third party who had authorised access to an authentication mechanism.

This exclusion shall not apply:

(a) where the third party referred to above obtained access beyond the level for which that third party was authorised;

(b) theft of funds or **Property** transferred to any third party recipient as a result of any such input provided there is no collusion between such third party recipient and the person effecting such transfer and that it is a condition of coverage hereunder that the **Insured** takes all reasonable steps to secure the recovery of such funds.

CC)   resulting from **Computer Programs** which were corrupted or which contained fraudulent or malicious features at the time of their acquisition from a vendor or consultant, where those **Computer Programs** were developed for sale to or are sold to multiple consumers.

This exclusion shall not apply where:

(a)    no other purchaser of said **Computer Programs** has notified the same vendor or consultant of the same fraudulent features during a period of sixty (60) days from the date of **Discovery**;

(b)    at the time of **Discovery** such fraudulent features were contained solely on the **Computer Programs** sold to the **Insured**;

(c)    such fraudulent features were inserted subsequent to the date of acquisition by the **Insured**.

**Section 3.**

This bond applies to **Loss Discovered** by the **Insured** during the **Bond Period**.

A)    **Aggregate Limit of Liability.**

The Underwriter's total liability for all **Losses** discovered during the **Bond Period** shall not exceed the **Limit of Liability**.  The aggregate **Limit of Liability** shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate **Limit of Liability** by such payments:

(a)    the Underwriter shall have no further liability for **Loss** or **Losses** regardless of when discovered and whether or not previously reported to the Underwriter,; and

(b)    the Underwriter shall have no obligation under General Agreement F to continue the defense of the **Insured**, and upon notice by the Underwriter to the **Insured** that the Aggregate **Limit of Liability** has been exhausted; the **Insured** shall assume all responsibility for its defense at its own cost.

The Aggregate **Limit of Liability** shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7.  In the event that a loss of **Property** is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate **Limit of Liability** of USD1,250,000.

B)    **Single Loss Limit of Liability.**

Subject to the Aggregate **Limit of Liability**, the Underwriter's liability for each **Single Loss** shall not exceed the applicable **Single Loss** of Liability shown in item 4 of the Declarations.  If a **Single Loss** is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable **Single Loss Limit of Liability**.

C)    **Single Loss Defined.**

**Single Loss** means all covered **Loss**, including court costs and attorneys' fees incurred by the Underwriter under General Agreement E, resulting from:

    (a)      any one act or series of related acts of burglary, robbery or attempt thereat, in which no **Employee** is implicated; or

    (b)      any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an **Employee** or not) resulting in damage to or destruction or misplacement of property; or

    (c)      all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an **Employee** or not) or in which such person is implicated,; or

    (d)      any one casualty or event not specified in (a), (b) or (c) preceding.

1.

2.Section 5. Notice/Proof – Legal Proceedings Against Underwriter.

    A)      The **Insured** shall give written notice to the Underwriter of any **Loss** as soon as reasonably practicable after it has been **Discovered** and in any event within thirty (30) days after the end of the **Bond Period**.

    B)      The requirement contained in sub-clause A) above to give notice of a **Loss** shall be suspended and of no effect if such notice is in respect of a **Restricted Notification**. The suspension of the requirement to notify the **Insurer** of any **Loss** under sub-clause A) above in respect of a **Restricted Notification** shall end when and to the extent that the relevant legal or regulatory prohibition is lifted. Such notification, if permitted to do so by the regulatory, police or prosecuting authority, shall be accompanied by evidence as to why the **Insured** was initially prevented from disclosing the existence of any **Loss** to the **Insurer**. On such notification, the **Loss** shall be deemed to have been **Discovered** and the **Insurer** notified at the time the **Responsible Officer** first became aware of the **Loss**.

    C)      Within six (6) months after such **Discovery** (or, where a **Restricted Notification** applies, within six (6) months of the relevant legal or regulatory prohibition being lifted), the **Insured** shall furnish to the **Insurer** proof of loss, duly sworn, with full known particulars. At the **Insured's** request, and upon agreement of the **Insurer**, such period of time shall be extended to permit the **Insured** more time to determine the amount and/or particulars of its loss.

    D)      Lost **Certificated Securities** listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

E)      Legal proceedings for the recovery of any **Loss** hereunder shall not be brought prior to the expiration of sixty (60) days after the original proof of **Loss** is filed with the Underwriter.

F)      This bond affords coverage only in favour of the **Insured**.  No suit, action or legal proceedings shall be brought hereunder by any one other than the named **Insured**.

G)      If the **Insured** is an institution under the supervision of the Federal Home Loan Bank Board, it is understood and agreed that in case of any **Loss** hereunder discovered either by the **Insured** or by the Federal Home Loan Bank of which the **Insured** is a member, the said Federal Home Loan Bank is empowered to give notice of the **Loss** to the Underwriter within the period limited therefore.

## Section 6. Valuation

A)      Deductions

In determining the amount collectible under this bond for any **Loss**, all funds received and able to be lawfully retained by the **Insured** from any source whatsoever in connection with any matter from which a claimed **Loss** has arisen, including payments and receipts of principal, interest, dividends, commissions and the like, whenever received, shall be deducted from the amount actually paid out, advanced, taken or otherwise lost. The value of all property (including **Property**) received and able to be lawfully retained by the **Insured** from any source whatsoever in connection with any matter from which a claimed **Loss** has arisen, whenever received, shall likewise be deducted from the **Insured's** claimed **Loss**.  It is understood, however, that nothing in this bond shall be construed to mean that a claim is not recoverable hereunder until the amount of such deductions have been ascertained.

B)      Securities

(i)      If **Certificated Securities** are able to be reissued then the **Insured** may reissue them, or arrange for them to be reissued, with the prior approval of the **Insurer** (such approval shall not be unreasonably delayed or withheld) and the value of those **Certificated Securities** shall be the actual cost of their reissue plus any interest charges incurred in doing so.

(ii)     To the extent that the **Limit of Liability** is not exhausted by the **Insured** in the reissuing of **Certificated Securities** in accordance with sub-clause B) (i) above, the amount of **Loss** shall also include any premium required to be paid by the **Insured** to purchase lost instrument bonds for the reissuing of duplicate **Certificated Securities** without reference to their total face value.

(iii)    The amount of **Loss** shall also include any sums which the **Insured** may be required to pay either during the **Bond Period** or any time thereafter by reason of any lost instrument bonds issued or purchased by the **Insured** as referred to in sub-clause B) (ii) above.

(iv)    The **Insured** shall pay the cost of obtaining such lost instrument bond referred to in sub-clause B) (iii) above for that portion of the **Loss** which falls within the applicable **Retention** or which is in excess of the **Limit of Liability** remaining available for the payment of **Loss**.

(v) The **Insurer** shall reimburse the **Insured** for the cost of obtaining such lost instrument bond referred to in sub-clause B) (iii) above for the amount of **Loss** which exceeds the applicable **Retention** and is within the **Limit of Liability**.

(vi) If for any reason it is not possible to re-issue **Certificated Securities** the value of such **Certificated Securities** shall be determined by the closing London market value of such **Certificated Securities** on the day of **Discovery** of the **Loss** (or if **Discovered** during a weekend or national holiday, on the next business day thereafter). The basis of valuation shall include any accrued interest (including coupons), dividends and privileges up to the date of **Discovery** of the **Loss**.

(vii) The valuation of **Certificated Securities** shall include external interest or interest charges up to the date of **Discovery** of the **Loss** necessarily incurred by the **Insured**, or for which the **Insured** is legally liable, as the direct result of a loss of **Certificated Securities** covered under this bond.

(viii) In case of a loss of subscription, conversion, redemption or other similar privileges the value of such privileges shall be the closing London market value of such privileges immediately preceding the expiration thereof.

C) <u>Precious Metals</u>

The value of precious metals shall be determined by their average London market value on the day of **Discovery** of the **Loss** (or if **Discovered** during a weekend or national holiday, on the next business day thereafter).

D) <u>Electronic Data, Electronic Communications and Computer Programs</u>

(i) To the extent that a **Loss** comprises solely the cost of reconstituting **Electronic Data**, **Electronic Communications** or **Computer Programs** following the **Impairment** of such **Electronic Data**, **Electronic Communications** or **Computer Programs**, the valuation of such **Electronic Data**, **Electronic Communications** or **Computer Programs** shall be the cost of labour for the actual transcription or copying in order to reproduce such **Electronic Data**, **Electronic Communications** or **Computer Programs**, including the cost of purchasing a software licence necessary to reproduce such **Electronic Data**, **Electronic Communications** or **Computer Programs**.

If **Electronic Data** or **Computer Programs** were purchased from a third party, the valuation of such **Electronic Data** or **Computer Programs** shall include the purchase price of that **Electronic Data** or **Computer Programs** from that third party if that price is less than the cost of transcription or copying.

(ii) If **Electronic Data** cannot be reproduced and that **Electronic Data** represents:

1) securities, or other instruments having a value, then the valuation shall be as indicated in sub-clause (b), Securities above; or

2) **Evidences of Debt**, then the valuation of such items shall be as indicated in sub-clause B), Securities above; if such **Evidences of Debt** cannot be valued as indicated in sub-clause B), Securities above, then the **Evidences of Debt** shall be valued in accordance with sub-clause H), Lending. In the event that it is not possible to value the **Evidences of Debt** as indicated in sub-clause B), Securities above or in accordance with in sub-clause H), Lending below, then the valuation of such **Evidences of Debt** shall be the actual monetary value of the debt on the day of **Discovery** of the **Loss** (or if **Discovered** during a weekend or national holiday, on the next business day);

3) **Money**, then the valuation of such **Electronic Data** shall be its actual monetary value at the time of the **Loss**. However, in the event that such **Loss** is suffered in a currency other than the currency stated in the Declarations, then the valuation of such **Electronic Data** shall be as indicated in sub-clause (h), Currency Valuation below.

E)   Recording Media

The value of **Recording Media** shall be the replacement cost of **Recording Media** of the equivalent kind or quality plus the value of any **Electronic Data** or **Computer Programs** stored on such **Recording Media**, as described in sub-clause D), Electronic Data, Electronic Communications and Computer Programs above.

F)   Books of Accounts and Records

The value of books of accounts or other records used by the **Insured** in the conduct of their business, shall be the cost of blank books, blank pages or other materials plus the cost of labour and computer time for the actual transcription or copying of data which shall have been furnished by the **Insured** in order to reproduce such books and other records.

G)   Other Property

In the case of the loss of, damage to, or destruction of any property (including **Property**) other than as described in sub-clauses B) to F) above, the value of such property (including **Property**) shall be the actual cash value of such property (including **Property**) on the day of **Discovery** (or if **Discovered** during a weekend or national holiday, on the next business day thereafter).

H)   Lending

The value of **Lending** shall be the amount of monies paid out, advanced or withdrawn by the **Insured** in relation to such **Lending** (subject always to sub-clause A), Deductions above).

I)   Currency Valuation

In the event that a **Loss** is suffered in a currency other than the currency stated in the Declarations, the rate of exchange applicable thereto for the purposes of determining the valuation of **Loss** shall be the closing mid-spot rate on the London market on the day of **Discovery** of its **Loss** (or if **Discovered** during a weekend or national holiday, on the next business day thereafter).

**Section 7. Assignment-Subrogation-Recover-Cooperation.**

A)      In the event of payment under this bond, the **Insured** shall deliver, if so requested by the Underwriter, an assignment of such of the **Insured's** rights, title and interest and causes of action as it has against any person or entity to the extent of the **Loss** payment.

B)      In the event of payment under this bond, the Underwriter shall be subrogated to all of the **Insured's** rights of recovery therefore against any person or entity to the extent of such payment.

C)      Recoveries, whether effected by the Underwriter or by the **Insured** shall be applied net of the expense of such recovery first to the satisfaction of the **Insured's Loss** which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate **Limit of Liability**, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the **Insured's** claim, and thirdly, to the **Insured** in satisfaction of any Deductible Amount.  Recovery on account of **Loss** of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

D)      Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the **Insured** shall:

   1)      submit to examination by the Underwriter and subscribe to the same under oath; and

   2)      produce for the Underwriter's examination all pertinent records,; and

   3)      cooperate with the Underwriter in all matters pertaining to the **Loss**.

E)      The **Insured** shall execute all papers and render assistance to secure the Underwriter the rights and causes of action provided for herein.  The **Insured** shall do nothing after discovery of **Loss** to prejudice such rights or causes of action.

**Section 8. Limit of Liability under this Bond and Prior Insurance.**

With respect to any **Loss** set forth in Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the **Insured** or to any predecessor in interest of the **Insured** and terminated or cancelled or allowed to expire and in which the period for **Discovery** has not expired at the time any such **Loss** thereunder is **Discovered**, the total liability of the Underwriter under this bond and under such bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such **Loss** or the amount owed to the **Insured** under such other bonds or policies, as limited by terms and conditions thereof, for any such **Loss** if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, cancelled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery or loss there under, shall be liable under this bond only for that part of such **Loss** covered by this bond as is in excess of the amount recoverable or recovered on account of such **Loss** under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

**Section 9. Other Insurance or Indemnity.**

Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the **Insured**, or by one other than the **Insured** on **Property** subject to exclusion (o) or by a **Transportation Company**, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the **Property** involved.

**Section 10. Ownership.**

This bond shall apply to loss of **Property** (1) owned by the **Insured**, (2) held by the **Insured** in any capacity, or (3) for which the **Insured** is legally liable. This bond shall be for the sole use and benefit of the **Insured** named in the Declarations.

**Section 11. Deductible Amount.**

The Underwriter shall be liable hereunder only for the amount by which any **Single Loss** exceeds the **Single Loss** Deductible amount for the Insuring Agreement or Coverage applicable to such **Loss**, subject to the Aggregate **Limit of Liability** and the applicable **Single Loss Limit of Liability**.

The **Insured** shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any **Loss** of the kind covered by the terms of this bond, whether or not the Underwriter is liable thereof, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such **Loss**.

**Section 12. Termination or Cancellation.**

This bond terminates as an entirety upon occurrence of any of the following: (a) sixty (60) days after the receipt by the **Insured** of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the **Insured** of its desire to cancel this bond, or (c) immediately upon the taking over of the **Insured** by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the **Insured** by another institution, or (e) immediately upon exhaustion of the Aggregate **Limit of Liability**, or (f) immediately upon expiration of the **Bond Period**.

This bond terminates as to the subsequent acts of any **Employee** or any partner, officer or employee of any Processor – (a) as soon as any **Insured**, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the **Insured** or otherwise, whether or not of the type covered under Insuring Agreement (a), against the **Insured** or any other person or entity, without prejudice to the loss of any **Property** then in transit in the custody of such person, or (b) fifteen (15) days after the receipt by the **Insured** of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any **Insured** terminates liability for any **Loss** sustained by such **Insured** which is discovered after the effective date of such termination.

Notwithstanding anything to the contrary contained in this Section 12, this Bond shall not be cancelled, terminated or modified except after written notice shall have been given by the acting party to the affected party and the Securities and Exchange Commission not less than sixty (60) days prior to the effective date of cancellation, termination or modification.

If the **Insured** is an institution **Insured** by the Federal Savings and Loan Insurance Corporation, termination or cancellation of this bond in its entirety, whether by the **Insured** or the Underwriter, as provided in parts (a) and (b) in the first paragraph of Section 12, shall not take effect prior to the expiration of ten (10) days from the receipt by the Federal Home Loan Bank of which the **Insured** is a member of written notice of such termination or cancellation unless an earlier date of termination or cancellation is approved by said Federal Home Loan Bank.

## Section 13. Notice provisions.

This bond shall not be cancelled or terminated as provided in Section 12, or modified by rider, except after written notice shall have been given by the acting party to the affected party, and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such cancellation, termination or modification.

## Section 14. Headings.

The descriptions in the headings and any subheading of this bond (including any titles given to any endorsement attached hereto) are inserted solely for convenience and do not constitute any part of the terms or conditions hereof.

## Section 15. Disputes

Any disputes in connection with the coverage afforded by this policy that cannot be resolved between the **Insured** and **Insurer** within fourteen (14) days of that dispute first arising shall be submitted to the American Arbitration Association under and in accordance with its then prevailing commercial arbitration rules. It is further understood and agreed that the arbitration will be held in New York, U.S.A. and that the awards rendered by the arbitrator(s) shall be final and binding upon the parties and judgement thereon may be entered in any court having jurisdiction thereof.


**ENDORSEMENT ATTACHING TO SECTION 2 ONLY**

**EXTENDED REPORTING PERIOD ENDORSEMENT**


ENDORSEMENT 1

This endorsement forms a part of Policy number B080120417P15 issued to ABERDEEN GLOBAL INCOME FUND INC.

It is understood and agreed that:

1.    references to "**Loss Discovered** during the **Bond Period**" in the attached bond shall be amended to read: "**Loss Discovered** during the **Bond Period** or the Extended Reporting Period (if applicable)";

2.    the following Section is added:

**Section 16. Extended Reporting Period**

If the Underwriter or the **Insured** shall cancel or decline to renew this bond, the **Insured** shall have the right, upon payment of an additional premium of one hundred per cent (100%) of the full annual premium, to a period of three hundred and sixty five (365) days following the effective date of such cancellation or non-renewal (herein referred to as the "Extended Reporting Period") in which to give written notice to the Underwriter of any **Loss Discovered** during such Extended Reporting Period arising out of acts committed or events occurring prior to the end of the **Bond Period** and otherwise covered by this bond. As used herein. "full annual premium" means the premium level in effect immediately prior to the end of the **Bond Period**.

The rights contained in this Section shall terminate, however, unless written notice of such election together with the additional premium due is received by the Underwriter within thirty (30) days of the effective date of cancellation or non-renewal. The additional premium for the Extended Reporting Period shall be fully earned at the inception of the Extended Reporting Period. The Extended Reporting Period is not cancellable. This Endorsement and the rights contained herein shall not apply to any cancellation resulting from non-payment of premium.

All other terms, conditions and exclusions remain unchanged.


1735 Market Street, 32nd Floor
Philadelphia, PA 19103


**ENDORSEMENT ATTACHING TO SECTION 1 AND SECTION 2**

**ADDITIONAL INSURED ENDORSEMENT**


ENDORSEMENT 1

This endorsement forms a part of Policy number B080120417P15 issued to ABERDEEN GLOBAL INCOME FUND INC.


In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:


This policy is endorsed to provide cover for the following Additional Named Insured:

ABERDEEN COMMONWEALTH INCOME FUND INC.
THE FIRST COMMONWEALTH FUND INC.


All other terms, conditions and exclusions remain unchanged.

**ENDORSEMENT ATTACHING TO SECTION 1 AND SECTION 2**

**NO CLAIMS BONUS ENDORSEMENT**

ENDORSEMENT 2

    This endorsement forms a part of Policy number B080120417P15 issued to ABERDEEN GLOBAL INCOME FUND INC.

The **Insurer** agrees to pay a 2.5% no claims bonus at the end of the second consecutive 12 month policy period provided no claims or circumstances have been notified to the **Insurer** during the policy periods. For the purposes of the no claims bonus any Extended Reporting Period invoked or extension of coverage granted by the **Insurer** shall be deemed part of the policy period and must elapse without any claims or circumstances being notified to the **Insurer** for the Insured to qualify for the no claims bonus.

The 2.5% no claims bonus will be calculated upon the 2016 12 month policy periods' annual premium and payable upon successful renewal with the **Insurer** in 2017.

All other terms, conditions and exclusions remain unchanged.